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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-65866

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Compass Point Research & Trading, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1055 Thomas Jefferson Street, NW, Suite 303

(No. and Street)

Washington	DC	20007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Nealon   (202) 540-7315

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP

(Name – if individual, state last, first, middle name)

53 State Street	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Nealon _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Compass Point Research & Trading, LLC _____ , as of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

President & Chief Operating Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPASS POINT RESEARCH AND TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

COMPASS POINT RESEARCH AND TRADING, LLC

CONTENTS



ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Compass Point Research & Trading, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Compass Point Research & Trading, LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.



MARCUMGROUP

MEMBER

1

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2011.

Marcum LLP

Boston, MA
February 26, 2021

COMPASS POINT RESEARCH AND TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Assets

Cash and cash equivalents	$	3,770,823
Accounts receivable		2,636,939
Lease right-of-use asset		2,085,473
Due from clearing organization		738,461
Prepaid expenses		318,371
Deferred tax asset		266,996
Deposit with clearing broker		250,733
Restricted non-public securities owned, at fair value		200,000
Other assets		141,613
Property and equipment, net		61,185
Total Assets	$	10,470,594

Commitments and Contingencies (Note 5)

Liabilities and Members' Equity

Liabilities

Lease liability	$	2,612,490
Accrued commissions		1,552,719
Accounts payable and accrued expenses		1,077,252
Paycheck protection program loan		1,000,000
Total Liabilities		6,242,461
Members' equity		4,748,823
Employee notes receivable for purchase of membership interest		(520,690)
Total Members' Equity		4,228,133
Total Liabilities and Members' Equity	$	10,470,594

COMPASS POINT RESEARCH AND TRADING, LLC

NOTES TO FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 1 – NATURE OF ORGANIZATION

Compass Point Research & Trading, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a full-service broker-dealer organized under the laws of the State of Delaware. Pursuant to agreements between the Company and its correspondent clearing broker, proprietary and customer securities transactions are introduced and cleared on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

The Company adopted Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement ("ASU 2018-13" or "ASU"), in the year ended December 31, 2020. The Company has complied with the applicable disclosure requirements, and the adoption did not have a material impact on the Company's financial statements. The ASU eliminates and modifies certain existing reporting requirements related to fair value measurements.

CASH AND CASH EQUIVALENTS

The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash equivalents. The Company maintains its demand deposits in what management believes to be high credit quality financial institutions. Balances at times may exceed federally insured limits.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the lesser of economic useful life or the term of the lease. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

INCOME TAXES

The Company is organized as a limited liability company, however, is treated as a corporation for federal and state tax purposes. The Company files a U.S. federal income tax return and is subject to income tax in various states in which it operates. The Company's annual tax provision is determined pursuant to Accounting Standards Codification 740, "Income Taxes" ("ASC 740"). Income taxes are calculated using the asset and liability method. Deferred tax assets and liabilities represent the differences between the financial statement and income tax bases of assets and liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED)

The implications of FASB ASC 842, enacted on January 1, 2019, were taken into consideration when determining deferred tax assets and liabilities as they pertain to the annual tax provision.

For all open tax years and for all major taxing jurisdictions, the Company has concluded that there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment later based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2020.

DEPOSITS WITH AND RECEIVABLES FROM CLEARING ORGANIZATION

The Company has an agreement with its clearing organization to execute and clear on a fully disclosed basis customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a cash deposit of $250,000.

The balances shown on the statement of financial condition as a receivable from clearing its organization consists of commissions receivable due in connection with the Company's normal transactions involving the trading of securities. The Company considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

COMPASS POINT RESEARCH AND TRADING, LLC

NOTES TO FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 3 – FINANCIAL INSTRUMENTS

FAIR VALUE MEASUREMENT

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 "Fair Value Measurement" ("ASC 820") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of the principal market, the most advantageous market.

Valuation techniques that are consistent with market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

- Level 1 -Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities the Company can access.

- Level 2 - Valuations based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurements. Inputs may include the Company's own assumptions in determining the fair value of the assets and liabilities.

The Company determines fair values for the following assets and liabilities:

Securities owned in non-public equity securities - The Company has restricted securities of a non-public Company within Level 3 of the fair value hierarchy. In determining the fair value of these securities, the Company considers various financial, performance and market factors to estimate the value. Because of the inherent uncertainty of any valuation of non-publicly traded companies, the fair value ascribed to such securities may differ from the value that would have been used had a ready market for such securities been available.

NOTE 3 – FINANCIAL INSTRUMENTS (CONTINUED)

FAIR VALUE MEASUREMENT (CONTINUED)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2020:

Assets:	Level 1	Level 2	Level 3	Total
Securities owned, at fair value:				
Restricted shares of a non-public company	-	-	200,000	200,000
Total value of restricted non-public shares	$ -	$ -	$ 200,000	$ 200,000

There were no transfers between levels 1, 2 or 3 during the year ended December 31, 2020.

The table below sets forth a summary of changes in fair value for the Company's Level 3 financial asset for the year ended December 31, 2020:

	Investment Non-Public Securities
Beginning balance as of January 1, 2020	$ -
Purchases	300,000
Sales	100,000
Ending balance as of December 31, 2020	$ 200,000

As of December 31, 2020, financial assets classified within Level 3 consisted of $200,000 in non-public securities priced at fair value. During the fiscal year ending December 31, 2020, the Company obtained $300,000 of restricted shares in a non-public Company and subsequently sold $100,000 of the shares to the Managing Member of the Company.

Quantitative information about the Company's investment in restricted non-public securities, which are measured at fair value on a recurring basis for which the Company has not utilized independent third-party valuation quotes to validate fair value as of December 31, 2020 was as follows:

Financial Statement Line Item	Fair Value	Valuation Technique	Unobservable Input	Value of Input
Restricted non-public securities owned, at fair value	$200,000	Transaction price	Last round of financing	$10 per share

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2020:

	2020
Furniture and fixtures	$ 203,160
Leasehold improvements	133,815
Phone system	42,442
Computer equipment	38,082
Computer software	5,871
Office equipment	2,568
	425,938
Less: accumulated depreciation	(364,753)
	$ 61,185

NOTE 5 – COMMITMENTS AND CONTINGENCIES

REVOLVING NOTE AND CASH SUBORDINATION AGREEMENT

The Company entered into a Revolving Note and Cash Subordination Agreement ("Revolving Note") with a bank ("Lender") on September 20, 2019, the date of FINRA approval. The Revolving Note carried a term of one year, and the principal amount outstanding at any one time would not exceed $3,000,000 ("Commitment Amount"). The Company paid the Lender a facility fee of 1.5% of the Commitment Amount. Advances under the Revolving Note bore interest from their respective date until payment on any unpaid principal balance had been made in full at the rate equal to the Prime Rate plus 2%. The Revolving Note matured on September 20, 2020, at which time the Company had not drawn on the revolver and no advances were outstanding.

The Company reentered into a new Revolving Note and Cash Subordination Agreement ("Revolving Note") with a bank ("Lender") on September 29, 2020, the date of FINRA approval. The terms and conditions of the Revolving Note are the same as the previous, and as of December 31, 2020, the Company had not drawn on the Revolving Note, and no advances were outstanding.

NOTE 5 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

OPERATING LEASES

The Company entered a lease (the "Lease Agreement") for office space in Washington, D.C. in 2015, this space serves as the Company' principal office, at a monthly base rent of approximately $42,000. The lease term of eleven years will expire on May 31, 2026. As part of the lessor's requirement for leasing the office space, the Company is required to maintain a security deposit of approximately $37,000 with the landlord, which is included in other assets in the statement of financial condition. Additionally, per the terms of the Lease Agreement, the Company received lease incentives and a rent abatement.

On September 9, 2016, the Company entered into a three-year lease agreement ("New York Lease") for office space in New York and was required to maintain a security deposit of approximately $25,000 with the landlord and is included in other assets in the statement of financial condition. The lease started on January 1, 2017 and expired on December 31, 2019. The Company subsequently renewed its New York Lease for an additional two-year term on January 1, 2020 and is set to expire on December 31, 2021. The monthly base rent of approximately $9,200.

During 2020 the Company leased office space in Boston, Tennessee and California. These three leases did not exceed a twelve-month period and were all terminated in 2020. The Company maintains a security deposit of approximately $5,700 for its Boston office, $4,500 for its California office, and $1,200 for Tennessee office space. Security deposits for all leases are included in other assets in the statement of financial condition and are expected to be returned.

On January 1, 2019, the Company adopted ASC Topic 842, Lease ("Topic 842"). At the time of adoption, the Company determined it had one operating lease to be recognized under the right-of-use model and accordingly recorded a right-of-use asset and lease liability on its statement of financial condition. During 2020, the Company renewed its New York Lease with a 24-month term. Upon renewal of the New York Lease, the Company recognized a secondary right-of-use asset and lease liability of $210,116.

Right-of-use assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As most of the Company's leases do not provide an implicit rate, the Company estimated its incremental borrowing rate of 6% based on information available at the commencement date in determining the present value of future payments for both operating lease liabilities. The weighted-average remaining term for these leases is 64 months. Lease expenses for net present value of payments is recognized on a straight-line basis over the lease term. Cash paid for amounts included in the measurement of operating lease liabilities was $611,857 during the year ended December 31, 2020 and is included in operating cash flows.

NOTE 5 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

OPERATING LEASES (CONTINUED)

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2020 are as follows:

	Washington DC and New York Lease
2021	628,776
2022	528,204
2023	541,381
2024	554,913
2025	568,784
2026	239,423
Total	$ 3,061,481
Less imputed interst	(448,991)
Total lease liability	$ 2,612,490

PAYCHECK PROTECTION PROGRAM LOAN

On May 5, 2020, the Company entered into a Promissory Note dated May 5, 2020 (the "PPP Note") with Newtek Small Business Finance, LLC as the lender (the "Lender"), pursuant to which the Lender agreed to make a loan to the Company under the Paycheck Protection Program (the "PPP Loan") offered by the U.S. Small Business Administration (the "SBA") in a principal amount of $1,000,000 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act").

The PPP Loan proceeds are available to be used to pay for payroll costs, including salaries, commissions, and similar compensation, group health care benefits, and paid leaves; rent; utilities; and interest on certain outstanding debt. The amount that will be forgiven will be calculated in part with reference to the Company's full-time headcount during the twenty-four-week period following the funding of the PPP Loan. The Company intends to apply for forgiveness during the first quarter of 2021.

The interest rate on the PPP Note is a fixed rate of 1% per annum. To the extent that the amounts owed under the PPP Loan, or a portion of them, are not forgiven, the Company will be required to make principal and interest payments in monthly installments beginning seven months from May 2020. The PPP Note matures in two years.

COMPASS POINT RESEARCH AND TRADING, LLC

NOTES TO FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 5 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

PAYCHECK PROTECTION PROGRAM LOAN (CONTINUED)

The PPP Note includes events of default. Upon the occurrence of an event of default, the Lender will have the right to exercise remedies against the Company, including the right to require immediate payment of all amounts due under the PPP Note.

LITIGATION AND CLAIMS

The Company may be subject to claims and litigation during the normal course of business. The Company is not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that would have a material adverse effect on the Company's statement of financial condition.

NOTE 6 – MEMBERS' EQUITY

The Company is organized as a limited liability company in accordance with the terms of the Company's amended and restated operating agreement (the "Agreement"). The Agreement provides for perpetual existence unless dissolved by the written consent of ownership majority percentages held by the Company's Members. As of December 31, 2020, the Company had one Managing Member and fourteen Non-Managing Members with ownership interest determined by the number of units owned.

As of December 31, 2020, the Company had a $520,690 employee notes receivable account balance. The employee notes receivable account is classified as contra-equity in the Company's statement of members' equity. The Company booked $6,502 of interest to this account in 2020. No other changes were made to employee notes receivable.

In 2020, the Company purchased $120,000 of ownership interest from a Non-Managing member. In addition, the Company's Managing Member purchased $50,000 in ownership interest from the Company. As of December 31, 2020, the Managing Member's units totaled 637 units or 63.7% of members' equity and Non-Managing Members units totaled 363 units or 36.3% of members' equity.

NOTE 7 – FINANCIAL INSTRUMENTS WITH SUBJECT TO OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customers execute and settle securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

COMPASS POINT RESEARCH AND TRADING, LLC

NOTES TO FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 7 – FINANCIAL INSTRUMENTS WITH SUBJECT TO OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

Pursuant to the clearance agreement, the Company introduces all proprietary and customer transactions to another firm on a fully disclosed basis. In accordance with the clearing agreement, the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions daily.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to advisory services provided. The Company seeks to control the risks by requiring customers or counter parties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines, and industry standards.

NOTE 8 – INCOME TAX

For the year ended December 31, 2020, the current and deferred portions of the income tax expense is included in the income tax provision are as follows:

	Current	Deferred	Total
Federal	$ 201,926	56,355	$ 258,281
State	53,705	22,139	75,844
	$ 255,631	78,494	$ 334,125

The Company's federal tax rate was 21%. As of December 31, 2020, the Company's deferred tax asset was $266,996. The major components of the net deferred tax asset include a net deferred tax asset for lease liabilities and lease right-of-use asset in the amount of $154,153 and capital loss carryforwards in the amount of $112,843. The total amount of the unused capital loss carryforwards was approximately $386,000 as of December 31, 2020 and expires on various dates through 2024. The Company incurred tax penalties of $7,916 in 2020.

COMPASS POINT RESEARCH AND TRADING, LLC

NOTES TO FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 9 – BUSINESS OPERATIONAL RISKS

Management continues to evaluate the impact that the COVID-19 pandemic has had on the industry and our business and has concluded that while it does not believe that the virus has had a negative effect on the Company's financial position or operating results, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $1,795,712 which was $1,597,696 in excess of its required net capital of $198,016 and its ratio of aggregate indebtedness to net capital was 1.65 to 1.